UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month April, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

April 25, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR COMPLETES $10.2 MILLION BROKERED PRIVATE PLACEMENT

Alberta Star Development Corp. (the “Company”) is pleased to announce that it has completed its previously announced brokered private placement of 5,500,000 units (“Units”) (including the exercise of an over-allotment option) of the Company at a subscription price of $1.85 per Unit, for gross proceeds of $10,175,000.  Each Unit consisted of one (1) common share (“Common Share”), issued on a “flow through share” basis, in the share capital of the Company and one-half of one (1/2) common share purchase warrant (“Warrant”).  Every whole (1) Warrant is exercisable into one (1) additional common share of the Company at an exercise price of $2.10 per share on or before eighteen  months after closing date of the Offering which is October 25, 2007.

Pacific International Securities Inc. (the “Agent”) acted as agent and was paid a 7% commission. The Agent elected to receive part of its commission in securities of the Company and was issued 200,225 units (“Agent’s Units”) of the Company at deemed price of $1.85 per Agent’s Unit.  Each Agent’s Unit consisted of one (1) Common Share and one-half of one (1/2) Warrant.  Every one (1) Warrant is exercisable into one (1) additional Common Share of the Company at an exercise price of $2.10 per share on or before October 25, 2007.  In addition, the Agent was issued 435,680 Agent options equal to eight percent (8%) of the number of Units sold pursuant to the offering.  Each Agent’s option is exercisable into one (1) Common Share of the Company at an exercise price of $2.15 per share on or before October 25, 2007.  The securities issued pursuant to the private placement are subject to a hold period expiring on August 26, 2006.

The flow-through proceeds raised in this Offering will be used for general exploration expenditures on the Company’s Contact lake property, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

On behalf of the Board of Directors of

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities act of 1933, as amended (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to a U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.